UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                    December
18, 2019
St. John Daugherty
Secretary
Verso Corporation
8540 Gander Creek Drive
Miamisburg, Ohio 45342

        Re:     Verso Corporation
                Amendment No. 2 to preliminary proxy statement filing on
Schedule 14A
                Filed as a PRER14A on December 17, 2019 by Verso Corporation File No. 001-34056

Dear Ms. Daugherty,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Amendment No. 2 to Schedule 14A

Background of the Solicitation, page 11

1. The proxy statement states the following at page 17: "Akin Gump contacted Willkie via telephone on December 10, 2019 and via email on December 11, 2019 to deliver this offer;
   however, Willkie confirmed via email on December 11, 2019 that Willkie had not called and, therefore, Akin Gump was unable to deliver the offer." The formulation "Willkie had not called" intimates that a failure by the parties soliciting in opposition to communicate with
   Akin Gump was responsible for their inability to receive and respond to an offer proposal.
   Please remove this implication given the existence of other mediums through which contact could have been made and an offer received.

2. At present, the disclosure at page 17 quoted above represents that despite an email exchange, the offer was never formally introduced. Now that disclosure also has been introduced into the public domain that the "Verso board of directors authorized Akin Gump to offer to Atlas and Blue Wolf a potential settlement for the remaining vacant board seat...", please augment the cited disclosures to indicate whether the offer ultimately was delivered and its status.
 St. John Daugherty
Verso Corporation
December 18, 2019
Page 2

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers &
Acquisitions
cc:    Alice Hsu, Esq.